Exhibit 99.1

ZenaTech’s Drone as a Service Expands Builder Services Capability Delivering Drone-Driven Speed and Precision to Surveying for Homebuilders

Vancouver, British Columbia, (February 10, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces its integration of drone-based workflows into land surveying services for national homebuilders, providing improved speed, precision and reliability to facilitate permits. The company plans to expand its builder services through DaaS operations enablement via the specialized skills of one of its recently acquired land surveying firms, Cardinal Civil Resources, which offers a strong history of serving major U.S. homebuilders to expand the company’s access into the homebuilding sector.

National home builders that buy finished or near-finished lots usually want to clear the government permitting stage with as little friction as possible to speed up home construction and buyer closings so they can be paid. To do that, they typically need a smaller, focused set of surveys—not a full greenfield package. Turnaround can typically take up to 10 days to produce these surveys but through incorporating new workflows consisting of Cardinal’s process standardizing along with Drone as a Service, the company hopes to deliver surveys in three or less days.

“Delays in the completion of paperwork is among the biggest challenges to residential builders. By integrating drones into the survey workflow, Drone as a Service can cut completed permit-ready survey data to three days or less. Integrating drones and specialized workflow process are key components of scaling our builder services, innovating key solutions to the sector,” said Shaun Passley, Ph.D., ZenaTech CEO. “U.S. homebuilding represents a market valued at more than a trillion dollars, driven by growing new home demand and the need for faster and more efficient compliant construction processes. We are well-positioned to lead innovation and deliver scalable, drone-powered solutions that meet the evolving needs of builders nationwide.”

Drone as a Service’s builder service offerings include critical surveying tasks such as topography, plot plans, boundary validation, zoning compliance, and jurisdiction-specific formatting. These services support the mandatory process in which finished lots are surveyed, builders submit designs to municipalities or counties, and approvals are obtained before construction can begin. By integrating drones and the company’s proprietary software and workflows, ZenaTech is helping to streamline permit timelines and reduce delays in the construction cycle.

Drone as a Service will participate at the 2026 International Builders’ Show (IBS) in Orlando, Florida on February 17–19,demonstrating a commitment to innovation and excellence in land surveying and builder services.

Cardinal Civil Resources was acquired by ZenaTech’s Drone as a Service business in 2025 and has since been integrated into the Company’s Drone as a Service network. With locations and customers across Virginia, North Carolina, and South Carolina, this launchpad for Drone as a Service building services has supported major homebuilders for many years, including Ryan Homes (NVR Inc.), with a relationship spanning more than 15 years, and other major U.S. homebuilding brands.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for commercial, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.